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                                                                                                                         EXHIBIT 12
                                   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             For the Years Ended December 31, 1993, 1992, 1991, 1990, and 1989
                                      (in thousands of dollars except for ratios)
                                                  (Unaudited)
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                                                                    1993           1992        1991        1990          1989

Earnings:

   Income from continuing operations before
        income taxes and accounting changes  . . . . . . . . . .$510,875(a)    $400,988    $363,457    $361,518(c)   $289,922

   Add (Deduct):

        Interest on indebtedness . . . . . . . . . . . . . . . .  30,224         29,708      29,269      26,319        23,508

        Portion of rents representative of the interest factor(b)  8,175          7,987       7,785       6,939         6,678

        Amortization of debt expense . . . . . . . . . . . . . .      84            165         284         270           429

        Amortization of capitalized interest . . . . . . . . . .   2,684          1,988       1,390       1,147           679

        Adjustment for equity companies(c) . . . . . . . . . . .     -              628         262      (1,258)       (3,558)

        Adjustment for majority-owned subsidiary(d)  . . . . . .     -               17        (116)       (397)          (48)

             Earnings as adjusted. . . . . . . . . . . . . . . .$552,042       $441,481    $402,331    $394,538      $317,610

Fixed Charges:

   Interest on indebtedness. . . . . . . . . . . . . . . . . . . $30,224        $29,708     $29,269     $26,319       $23,508

   Portion of rents representative of the interest factor(b) . .   8,175          7,987       7,785       6,939         6,678

   Amortization of debt expense. . . . . . . . . . . . . . . . .      84            165         284         270           429

   Capitalized interest. . . . . . . . . . . . . . . . . . . . .   4,646         12,055      10,386       5,875         6,594

   Adjustment for 50% equity company(e). . . . . . . . . . . . .     -             -             21          47            88

        Total fixed charges. . . . . . . . . . . . . . . . . . . $43,129        $49,915     $47,745     $39,450       $37,297


Ratio of earnings to fixed charges . . . . . . . . . . . . . . .   12.80           8.84        8.43       10.00          8.52



NOTES:

(a)     Includes a gain of $80.6 million on the sale of the Corporation's 18.6% investment interest in
        Freia Marabou a.s.

(b)     Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.

(c)     Adjustment for equity companies includes the eliminations from income of both undistributed earnings and losses of companies in which at least 20% but less than 50% equity is owned.  In
        May 1990, the Corporation sold its equity interest in AB Marabou resulting in a non-recurring gain of $60.5 million.  In April 1992, the Corporation sold its equity interest in its Brazilian joint venture.

(d)     In December 1992, the Corporation purchased the remaining shares of Hershey Japan.  Prior to the acquisition, the Corporation owned 51% of Hershey Japan.

(e)     In October 1991, the Corporation purchased the shares of Nacional de Dulces, S.A. de C.V., subsequently renamed Hershey Mexico, S.A. de C.V. (Hershey Mexico), owned by its joint venture partner, Grupo Carso, S.A. de C.V.  Prior to the acquisition, the Corporation owned
        50% of the outstanding stock of Hershey Mexico.

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